Exhibit (11)


                       FLORIDA ROCK INDUSTRIES, INC.
                  COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Years Ended September 30
                                         1999            1998          1997

Net income                            $46,557,000     38,860,000     37,142,000

Common shares:

Weighted average shares outstanding
 during the period -  shares used
 for basic earnings per share          18,860,862     18,838,579     18,449,760

Shares issuable under stock options
 which are potentially dilutive           417,622        364,379        211,421

Shares used for diluted earnings
 per share                             19,278,484     19,202,958     18,661,181

Basic earnings per common share             $2.47           2.06           2.01

Diluted earnings per common share           $2.42           2.02           1.99

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